FILED BY SERENA SOFTWARE, INC. PURSUANT TO RULE 425

UNDER THE SECURITIES ACT OF 1933 AND DEEMED

FILED PURSUANT TO RULE 14d-2 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: MERANT PLC

COMMISSION FILE NO. 000-19696

SERENA to Acquire Merant

Analyst / Investor Presentation

Safe Harbor

Forward Looking Statements

Statements made in this presentation that state SERENA’s management’s intentions, hopes, beliefs, expectations or predictions of the future, including the Company’s Targets in its Business Model, are forward looking statements. All forward looking statements are made as of today and SERENA disclaims any duty to update such statements. It is important to note that the Company’s actual results could differ materially from those projected in such forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, our reliance on our mainframe products for revenue, the percentage of license revenue typically closed at the end of each quarter making estimation of operating results prior to the end of the quarter extremely uncertain, weak economic conditions worldwide which may continue to affect the overall demand for software and services, which has resulted in and could continue to result in decreased revenues or lower revenue growth rates, changes in revenue mix and seasonality, our ability to deliver our products on the distributed systems platform, dependence on revenues from our installed base, continued demand for additional mainframe MIPS capacity, successful integration of our recent acquisition, expansion of our international organizations and our ability to manage our growth. Information about potential factors which could affect the Company’s financial results is included in the Company’s Form 10-K filed on April 29, 2003 and Form 10-Q filed on December 12, 2003. Copies of these filings may be obtained by contacting SERENA or the SEC.

Directors Responsibility

The directors of SERENA accept responsibility for the information contained in this presentation in so far as it relates to the SERENA Group, the SERENA directors and their interests. To the best of the knowledge and belief of the SERENA directors (who have taken reasonable care to ensure that such is the case) the information contained in this presentation for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Merant accept responsibility for the information contained in this presentation in so far as it relates to the Merant Group, the Merant directors and their interests. To the best of the knowledge and belief of the Merant directors (who have taken reasonable care to ensure that such is the case) the information contained in this presentation for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

UK Takeover Restrictions

UK rules prohibit providing any shareholder or potential shareholder with any additional material information that is not contained in the press release issued on March 3rd

In addition, because of the complexity of the interaction between the US and UK regulations, projections about future results and the value of expected cost synergies between the two companies will not be available until the offer ends

In addition, a representative from Lehman Brothers will need to be present on all investor presentations, meetings and conference calls in order to certify daily that no new material has been provided

Merant Acquisition Overview

Offer of $18.03 per ADR (£1.95 per ordinary share)

– Represents a 25% premium to Merant’s closing price on the day prior to announcement

– Values entire issued share capital at $380 million

– As of January 31, 2004 Merant had net cash and equivalents $71 million Consideration consists of 70% cash and 30% stock

– Stock component based on a fixed exchange ratio

– Shares issued by SRNA to be registered on a S-4 Transaction is likely to close by late April or early May

– Could take longer based on regulatory delays

Trailing 12 month combined revenue of $225M

Expected Synergies

Projections about future results and the value of expected cost synergies will not be available until the offer ends Significant potential cost savings in the following areas:

– Dual exchange listing

– Dual public company compliance obligations

– Dual administrative infrastructures

– A number of other duplicative areas and initiatives

SERENA’s commitment to making acquisitions that are strategic, can be made accretive and are digestible has not changed

Revenue Model

Fiscal year ends January 31 FY 2003 FY 2004

($000s) Apr-02 Jul-02 Oct-02 Jan-03 Apr-03 Jul-03 Oct-03 Jan-04

Software License $9,561 $10,305 $ 11,502 $12,792 $10,852 $ 10,047$ 10,963 $ 13,608

Maintenance 10,775 11,016 11,519 11,911 12,449 13,121 13,568

Service 1,620 1,677 1,966 1,787 1,604 2,417 2,571 2,444

Total Revenue $22,046 $22,998 $ $ 26,098 $24,367 $ 24,913 $ 26,655 $ 29,620

ECM License Revenue $5,800 $ 6,300 $ 7,100 $ 8,443 $7,700 $ 6,600 $7,900 $ 8,900

% of License Revenue 44% 61% 62% 66% 71% 66% 72% 65%

Mainframe License Revenue $8,509 $ 7,110 $ 8,742 $11,001 $8,356 $ 6,531 $7,016 $ 5,761

% of License Revenue 89% 69% 76% 86% 77% 65% 64% 42%

Distributed License Revenue $1,052 $ 3,195 $ 2,760 $ 1,791 $2,496 $ 3,516 $3,947 $ 3,122

% of License Revenue 11% 31% 24% 14% 23% 35% 36% 23%

Maintenance revenue recognized ratably over the life of the contract

Approximately 95% annual maintenance renewal rate of core Software Change Management products

Highly Predictable Revenue Mix

$millions

$22.1 $23.0 $24.6 $26.1 $24.4 $24.9 $26.7 $29.6

Software Licenses Maintenance Professional Services

Balance Sheet Overview

$            in millions As of Jan 31, 2004

Cash and Investments $ 377

Accounts Receivable $ 15

Deferred Revenue $ 39

Purchase accounting will reduce Merant deferred revenue (currently $45 mil)

DSO of 47 Days

LTM Cash Flow from Operations of $34 million

Over $377 million in cash post-offering

Conservative Revenue Recognition

Acquisition Rationale

Creates the second largest provider of ECM software solutions

The combination will serve over 15,000 customers, at least 46 of the Fortune 50 and the 10 largest US financial institutions

Provides SERENA with a very profitable and predictable maintenance revenue stream

Potential to up sell and cross sell products and services

Greatly increases SERENA’s geographic reach

Significantly accelerates SERENA’s ability to bring SERENA Application Framework for Enterprise, or SAFE, products to market and increases SERENA’s competitive differentiation

Merant Overview

Markets: Fortune 100 and Global 2000 including aerospace and defense, retail, athletic apparel, pharmaceuticals, insurance, banking and financial services, and IT and professional services

Development Centers: United States, United Kingdom, Denmark and India

Primary Products: Merant Professional (PVCS), Merant Dimensions and Merant Collage

Companion Products: Merant Build, Merant Meritage, Merant Modello and Merant Mover

New management team has returned company to profitability

The New SERENA

A Force in the ECM / SCM Marketplace

Over 3,600 customer sites

Leading Mainframe Products & Solutions

No presence in APAC region

Solid support organization

Over 15,000 customer sites

Leading Distributed Products & Solutions

Strong presence in APAC

Higher cost infrastructure

Very large customer base

Products & Solutions for any Environment

Strong worldwide presence

Opportunities to reduce costs

Clear #2 in SCM Market

Market Share Pre and Post Merger

Pre Merger Post Merger

Source: IDC June 2003.

Compelling Synergies

Products – Cross sell/up sell

Channels – Integrators/Partners

Geographies – APAC & Europe

Strategies – ECM to ALM

Cost reductions

Combining Leading Products

“The PVCS brand has strong name recognition and market presence.”

“Serena’s flagship ChangeMan brand has a long history and strong reputation in the mainframe SCM arena”

IDC – June, 2003

# Product Synergy


ECM
Role Based
Process Driven
Cross-Platform
Hi-End SCM
Distributed Teams
Release Management
Parallel and
Concurrent Development
Entry-Level SCM
Individual Teams,
Version Control,
Seamless Integration with IDEs

**TeamTrack**
Role-based access to process driven, cross-platform SCM

**ChangeMan ZMF**
Leading Enterprise level solution for Mainframe SCM

**Dimensions**
Leading Enterprise level solution for Distributed SCM

**ChangeMan DS**
Full-featured, high-end SCM
Very competitive with ClearCase

**PVCS**
Leading entry level solution for Distributed SCM

**Dimensions for z/OS**
Good entry-level solution for Mainframe SCM

Copyright ©2003, SERENA Software, Inc. All Rights Reserved.

serena

Channel Synergy

Serena

– Direct sales in US, UK, Central Europe, Northern Europe

Merant

– Same plus Australia, Pac Rim, Italy, India

Indirect

– Serena: IBMGS, ACS, CSC, D&T, SAIC

– Merant: Accenture, Ingram Micro

Merant – Strong Microsoft relationship

Serena – Strong IBM relationship

Similar Application Lifecycle Mgmt Strategies

Serena Strategy

Demand Development QA Operations Management Management Management Management

Application Life Cycle Management

Merant Strategy

Dashboard

Requirements Development Production Help Desk

Closed Loop

# SAFE Architecture Accelerated



SAFE™ Portal (Role Based Views)
ACM Solution
Request Mgmt Solution
Requirements Mgmt Solution
Quality Assurance Process Bridge
ETC...
SAFE™ Platform (Lifecycle Engine, DB, Runtime)
SAFE™ Serena Connectors
SAFE™ External Connectors
SAFE™ Designer (Business Rules Authoring)
SERENA Tools
ChangeMan DS
ChangeMan ZMF
.........
3rd Party Tools / Solutions
SAP, Mercury, Peregrine, MS Project, etc.

Copyright ©2003, SERENA Software, Inc. All Rights Reserved.

On March 8, 2004, SERENA Software, Inc. filed with the Securities and Exchange Commission (the "SEC") a registration statement that includes a prospectus of SERENA, and other relevant materials in connection with the proposed offer. Upon commencement of the offer, SERENA will file a Schedule TO containing a tender offer statement and other relevant materials. Investors and security holders of Merant plc are urged to read the prospectus and the other relevant materials before making any decision to tender their shares because they contain important information about SERENA, Merant and the proposed transaction. The prospectus, the tender offer statement (when filed), other relevant materials, and any other documents filed by SERENA or Merant with the SEC, may be obtained free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by SERENA by contacting SERENA Investor Relations, 2755 Campus Drive, 3rd Floor, San Mateo, California 94403-2538, USA, telephone: (650) 522 6600. Investors and security holders may obtain free copies of the documents filed with the SEC by Merant by contacting Merant Investor Relations, 3445 NW 211th Terrace, Hillsboro, Oregon 97124, USA, telephone: (503) 617 2753.

Disciplined Acquisition Strategy

Criteria:

Strategic

Accretive

Digestible

TeamShare Acquisition:

Highly successful, rapid integration

Best Request/Issue Management product

Adds 600 customers

Provides opportunity to penetrate existing customers with new applications—Dell

$18 million purchase price, June 2003